Exhibit 99.1

For Immediate Release For Details Contact: Edward J. Richardson Chairman and CEO Phone: (630) 208-2340 E-mail: info@rell.com	Kathleen S. Dvorak EVP & CFO (630) 208-2208	Corporate Headquarters 40W267 Keslinger Road PO Box 393 LaFox, IL 60147-0393 USA Phone: (630) 208-2200 Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS FOURTH QUARTER AND

FISCAL 2012 RESULTS, INCREASES SHARE REPURCHASE

AUTHORIZATION AND INCREASES CASH DIVIDEND

Fiscal 2012 Net Income of $8.5 million

Improved Gross Margin and Expense Reductions

LaFox, IL, July 26, 2012: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported sales and earnings for its fourth quarter and fiscal year ended June 2, 2012. The Company also announced that its Board of Directors increased its share repurchase authorization and increased the quarterly cash dividend from $0.05 to $0.06 per share.

Fiscal 2012 Results

Net sales for fiscal 2012 were $157.8 million, down slightly from net sales of $158.9 million in the prior year. Gross margin increased to 29.6% during fiscal 2012, compared to 29.0% during fiscal 2011. Operating expenses were $40.6 million, compared to $43.3 million during fiscal 2011. The $40.6 million of operating expenses in fiscal 2012 includes approximately $1.4 million of significant items. Operating income for fiscal 2012 was $6.3 million or 4.0% of net sales, compared to operating income for fiscal 2011 of $2.8 million or 1.8%.

Net income for fiscal 2012 was $8.5 million, or $0.50 per diluted common share, compared to net income for fiscal 2011 of $87.9 million or $4.83 per diluted common share. Net income for fiscal 2012 and fiscal 2011 includes income from discontinued operations of $0.5 million and $86.0 million, respectively.

Q4 Results

Net sales for the fourth quarter of fiscal 2012 were $38.9 million, down 4.6% from net sales of $40.7 million during the fourth quarter of last year. Gross profit for the fourth quarter of fiscal 2012 was $11.1 million, compared to $11.4 million during the fourth quarter of fiscal 2011. Operating expenses for the fourth quarter of fiscal 2012 were $10.4 million, compared to $10.8 million during the fourth quarter of fiscal 2011.

Operating expenses of $10.4 million, during the fourth quarter, include the following significant items: $0.5 million of bad debt expense associated with one customer; $0.3 million related to a warranty claim; and $0.4 million for employee-related costs.

Operating income for the fourth quarter of fiscal 2012 was $0.7 million, compared to operating income of $0.6 million during last year’s fourth quarter. Income from continuing operations was $3.7 million, or $0.22 per share, compared to $1.1 million or $0.06 per share.

“Continuing global economic pressures resulted in flat sales for fiscal 2012. Despite the economy, we were able to reduce our expenses by approximately $3.5 million, excluding the items previously mentioned. Due to the sales shortfall, we did not achieve our operating margin goal of 5% but believe we are well-positioned to deliver solid operating performance in Fiscal 2013,” said Edward J. Richardson, Chairman, Chief Executive Officer and President.

FINANCIAL SUMMARY – FISCAL 2012

•	Net sales for fiscal 2012 were $157.8 million, down 0.6%, compared to net sales of $158.9 million during fiscal 2011.

•	Gross margin as a percentage of net sales increased to 29.6% during fiscal 2012, compared to 29.0% during fiscal 2011.

•	Selling, general, and administrative expenses decreased to $40.6 million during fiscal 2012, compared to $43.3 million during fiscal 2011.

•	Operating income during fiscal 2012 was $6.3 million, compared to an operating income of $2.8 million during fiscal 2011.

•	Income from continuing operations during fiscal 2012 was $8.0 million, or $0.47 per diluted common share, versus income of $2.0 million, or $0.11 per diluted common share, during fiscal 2011.

•

Income from discontinued operations, net of tax, was $0.5 million, or $0.03 per diluted common share, during fiscal 2012 compared to $86.0 million, or $4.72 per diluted common share, during fiscal 2011.

•	Net income during fiscal 2012 was $8.5 million, or $0.50 per diluted common share, compared to net income of $87.9 million, or $4.83 per diluted common share, during fiscal 2011.

FINANCIAL SUMMARY – FOURTH QUARTER

•	Net sales for the fourth quarter of fiscal 2011 were $38.9 million, down 4.6%, compared to net sales of $40.7 million during the fourth quarter of last year.

•	Gross margin as a percentage of net sales increased to 28.5% during the fourth quarter of fiscal 2012, compared to 27.9% during the fourth quarter of last year.

•	SG&A expenses during the fourth quarter of fiscal 2012 were $10.4 million, or 26.8% of net sales, compared to $10.8 million, or 26.5% of net sales, during the fourth quarter of last year.

•	Operating income during the fourth quarter of fiscal 2012 was $0.7 million, or 1.8% of net sales, compared to $0.6 million, or 1.4% of nets sales, for the fourth quarter of last year.

•

Income from continuing operations during the fourth quarter of fiscal 2012 was $3.7 million, or $0.22 per diluted common share, compared to income from continuing operations of $1.1 million, or $0.06 per diluted common share, during the fourth quarter of last year.

•

Loss from discontinued operations, net of tax, was $1.0 million during the fourth quarter of fiscal 2012 compared to income from discontinued operations of $62.8 million, or $3.42 per diluted common share, during the fourth quarter of fiscal 2011.

•

Net income during the fourth quarter of fiscal 2012 was $2.7 million, or $0.16 per diluted common share, compared to net income of $63.9 million, or $3.48 per diluted common share, in the prior year’s fourth quarter.

CASH USED FOR SHARE REPURCHASES

“Total cash and investments as of fiscal year end were $159.6 million reflecting repurchases of approximately 1.9 million shares or cash spent of $24.0 million during the fiscal year. Of the 1.9 million shares, we repurchased 913,779 shares during the fourth quarter using $10.9 million of cash. During our fiscal years 2012 and 2011, we have repurchased a total of 2.5 million shares using $32.7 million of our cash. Our balance sheet remains strong and we are carefully evaluating opportunities that will drive our growth. In the meantime, we will return value to our shareholders through a combination of cash dividends and share repurchases,” said Mr. Richardson.

As of today, $38.5 million remains under the Company’s existing share repurchase authorization from the company’s board of directors. This includes an incremental $25 million repurchase authorization approved by the board of directors on July 25, 2012. Share repurchases may be made on the open market or in privately negotiated transactions from time to time, subject to market conditions and trading restrictions. This authorization has no expiration and may be cancelled at any time.

OUTLOOK

“The market dynamics for EDG continue to be challenging; however, we are aggressively pursuing areas of growth such as applications which use power grid tubes. We are expanding our service capabilities in Europe and Asia where customers are less likely to have the technical ability to replace tubes. This will enable us to expand our customer base for tubes as well as consumable parts. For Canvys, the North American sales organization continues to win custom display opportunities with Original Equipment Manufacturers (OEMs). Focusing on OEMs has allowed us to capitalize on what we do best – design and deliver engineered solutions based on specific customer requirements,” said Mr. Richardson.

“With the ongoing pressures in the economy, we expect sales for EDG and Canvys for the first quarter of Fiscal 2013 to be in the range of $36 to $38 million; we remain optimistic that through our focus on key growth markets we will achieve sales in the range of $170 to $175 million for Fiscal 2013. We will continue to closely manage our expenses and are confident we will be able to deliver on our 5% operating margin goal,” concluded Mr. Richardson.

INCREASED QUARTERLY CASH DIVIDEND FROM $0.05 TO $0.06

The Company also announced today that its Board of Directors voted to declare a $0.06 quarterly dividend per share to all holders of common stock and a $0.054 cash dividend per share to all holders of Class B common stock. The dividend will be payable on September 11, 2012, to all common stockholders of record on August 28, 2012. The Company currently has 12,742,748 outstanding shares of common stock and 2,919,961 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Friday, July 27, 2012, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s Fiscal 2012 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 888-419-5570 and enter passcode 15177612 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on July 27, 2012, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 78155457.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 22, 2011, and in the Company’s Proxy Statement on Schedule 14A filed on August 23, 2011. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the alternative energy, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	June 2, 2012	May 28, 2011
Assets
Current assets:
Cash and cash equivalents	$43,893	$170,975
Accounts receivable, less allowance of $1,058 and $438	19,727	22,374
Inventories	34,675	30,853
Prepaid expenses and other assets	806	5,768
Deferred income taxes	2,095	2,084
Income tax receivable	6,572	—
Investments - current	105,009	52,116
Discontinued operations - assets	514	4,018

Total current assets	213,291	288,188

Non-current assets:
Property, plant and equipment, net	4,375	5,216
Goodwill	1,261	—
Other Intangibles	355
Non-current deferred income taxes	1,458	3,994
Investments - non-current	10,683	16,656

Total non-current assets	18,132	25,866

Total assets	$231,423	$314,054

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$12,611	$17,814
Accrued liabilities	8,466	43,719
Discontinued operations - liabilities	253	15,897

Total current liabilities	21,330	77,430

Non-current liabilities:
Long-term income tax liabilities	7,306	12,568
Other non-current liabilities	1,213	387
Discontinued operations - non-current liabilities	1,361	1,622

Total non-current liabilities	9,880	14,577

Total liabilities	31,210	92,007

Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 13,074 shares at June 2, 2012, and 14,921 shares at May 28, 2011	654	746
Class B common stock, convertible, $0.05 par value; issued 2,920 shares at June 2, 2012 and 2,952 shares at May 28, 2011	146	147
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	88,217	112,179
Common stock in treasury, at cost, 18 shares at June 2, 2012, and 112 shares at May 28, 2011	(216)	(1,493)
Retained earnings	104,139	98,927
Accumulated other comprehensive income	7,273	11,541

Total stockholders’ equity	200,213	222,047

Total liabilities and stockholders’ equity	$231,423	$314,054

Richardson Electronics, Ltd.

Consolidated Statements of Income

(in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	June 2, 2012	May 28, 2011	June 2, 2012	May 28, 2011
Statements of Income
Net sales	$38,857	$40,724	$157,836	$158,867
Cost of sales	27,765	29,354	111,055	112,754

Gross profit	11,092	11,370	46,781	46,113
Selling, general, and administrative expenses	10,401	10,779	40,603	43,255
Loss (gain) on disposal of assets	(4)	9	(77)	12

Operating income	695	582	6,255	2,846

Other (income) expense:
Interest (income) expense	(1)	(4)	1	141
Investment income	(384)	(369)	(1,387)	(369)
Foreign exchange (gain) loss	(281)	264	(5)	607
Loss on retirement of short-term debt	—	—	—	60
Other, net	1	24	(10)	(43)

Total other (income) expense	(665)	(85)	(1,401)	396

Income from continuing operations before income taxes	1,360	667	7,656	2,450
Income tax provision (benefit)	(2,381)	(465)	(334)	468

Income from continuing operations	3,741	1,132	7,990	1,982
Income (loss) from discontinued operations, net of tax	(1,015)	62,764	536	85,966

Net income	$2,726	$63,896	$8,526	$87,948

Net income per Common share - Basic:
Income from continuing operations	$0.23	$0.06	$0.48	$0.11
Income (loss) from discontinued operations	(0.06)	3.51	0.03	4.87

Total net income per Common share - Basic:	$0.17	$3.57	$0.51	$4.98

Net income per Class B common share - Basic:
Income from continuing operations	$0.21	$0.06	$0.43	$0.10
Income (loss) from discontinued operations	(0.06)	3.16	0.03	4.38

Total net income per Class B common share - Basic:	$0.15	$3.22	$0.46	$4.48

Net income per Common share - Diluted:
Income from continuing operations	$0.22	$0.06	$0.47	$0.11
Income (loss) from discontinued operations	(0.06)	3.42	0.03	4.72

Total net income per Common share - Diluted:	$0.16	$3.48	$0.50	$4.83

Net income per Class B common share - Diluted:
Income from continuing operations	$0.21	$0.06	$0.43	$0.10
Income (loss) from discontinued operations	(0.06)	3.13	0.03	4.32

Total net income per Class B common share - Diluted:	$0.15	$3.19	$0.46	$4.42

Weighted average number of shares:
Common shares - Basic	13,700	15,165	14,025	14,926

Class B common shares - Basic	2,932	2,998	2,941	3,019

Common shares - Diluted	16,728	18,354	17,118	18,203

Class B common shares - Diluted	2,932	2,998	2,941	3,019

Dividends per common share	$0.05	$0.050	$0.200	$0.110

Dividends per Class B common share	$0.045	$0.045	$0.180	$0.099

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Fourth Quarter and Twelve Months of Fiscal 2012 and Fiscal 2011

(in thousands)

By Strategic Business Unit:

Net Sales

	Q4 FY2012	Q4 FY2011	% Change	FY 2012	FY 2011	% Change
EDG	$26,968	$29,565	(8.8%)	$112,586	$113,715	(1.0%)
Canvys	11,889	11,159	6.5%	45,250	45,152	0.2%

Total	$38,857	$40,724	(4.6%)	$157,836	$158,867	(0.6%)

Gross Profit

	Q4 FY2012	% of net sales	Q4 FY2011	% of net sales	FY 2012	% of net sales	FY 2011	% of net sales
EDG	$8,324	30.9%	$8,610	29.1%	$34,626	30.8%	$35,020	30.8%
Canvys	2,768	23.3%	2,760	24.7%	12,155	26.9%	11,093	24.6%

Total	11,092	28.5%	11,370	27.9%	46,781	29.6%	46,113	29.0%